UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

VAALCO Energy, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

91851C201
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES DELORME PARTNERS I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,861,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,861,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON NANES BALKANY MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,861,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON JULIEN BALKANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,861,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

1	NAME OF REPORTING PERSON DARYL NANES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,861,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91851C201

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3.                    Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 2,861,100 Shares owned in the aggregate by Nanes Delorme Partners is approximately $13,232,301.  The Shares owned by Nanes Delorme Partners were acquired with partnership funds.

Item 5.                    Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 59,107,813 Shares outstanding, which is the total number of Shares reported to be outstanding as of April 30, 2008 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2008.

As of the close of business May 30, 2008, Nanes Delorme Partners beneficially owned 2,861,100 Shares, constituting approximately 4.8% of the Shares outstanding.  As the general partner of Nanes Delorme Partners, Nanes Balkany Partners may be deemed to beneficially own the 2,861,100 Shares owned by Nanes Delorme Partners, constituting approximately 4.8% of the Shares outstanding.  As the investment manager of Nanes Delorme Partners, Nanes Balkany Management may be deemed to beneficially own the 2,861,100 Shares owned by Nanes Delorme Partners, constituting approximately 4.8% of the Shares outstanding.  As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the 2,861,100 Shares owned by Nanes Delorme Partners, constituting approximately 4.8% of the Shares outstanding.  Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the 2,861,100 Shares owned by Nanes Delorme Partners by virtue of their authority to vote and dispose of such Shares.  Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes disclaim beneficial ownership of the Shares held by Nanes Delorme Partners, except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All of such transactions were effected in the open market.

Item 5(e) is hereby amended and restated to read as follows:

(e)           Effective May 30, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2008	NANES DELORME PARTNERS I LP

	By:	Nanes Balkany Partners LLC General Partner

	By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

NANES BALKANY PARTNERS LLC

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

NANES BALKANY MANAGEMENT LLC

By:	/s/ Daryl Nanes
Name: Daryl Nanes Title: Managing Member

DARYL NANES

/s/ Daryl Nanes
Individually and as attorney-in-fact for Julien Balkany

CUSIP NO. 91851C201

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share($U.S.)	Date of Sale

NANES DELORME PARTNERS I LP

586,000	7.6793	05/28/08
533,600	7.7630	05/29/08
719,300	7.3652	05/30/08

NANES BALKANY PARTNERS LLC
None

NANES BALKANY MANAGEMENT LLC
None

JULIEN BALKANY
None

DARYL NANES
None